Zukerman Gore & Brandeis, llp
875 THIRD AVENUE • NEW YORK, NEW YORK 10022	TELEPHONE 212-223-6700 • FACSIMILE 212-223-6433
November 9, 2007
Via Edgar Transmission
And Via Federal Express
Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Grubb & Ellis Realty Advisors, Inc.
Proxy Statement on Form 14A
Filed September 25, 2007
File No. 001-32753
Dear Ms. Wolff and Mr. Dang:
         On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 3 to its Proxy Statement on Form 14A and Exhibits thereto (the “Proxy Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated October 23, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Proxy Statement. All page references in the responses set forth below refer to the versions of the Proxy Statement that is marked to show changes from the initial version filed with Amendment No. 2 to the Commission on September 24, 2007. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Proxy Statement, three of which are marked to show changes from Amendment No. 2 to the Proxy Statement on Form 14-A filed on September 24, 2007.
          Specifically, on behalf of the Company please be advised of the following:
General
1.	We note your response to comments 2 and 3 of our letter dated August 30, 2007. Please revise to clarify if GERA, its officer, directors, or affiliates are able to purchase shares in privately negotiated transactions from shareholders who have already submitted their proxy materials or cast votes. If so, please discuss the effect such purchases would have on proxies and votes already submitted and conversion demands already made.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

Please be advised that the disclosure on page 19 of the Proxy Statement has been further clarified regarding the right of the Company, its officers, directors or affiliates to acquire shares of common stock after the record date and the potential effect of such acquisition if they are privately negotiated transactions, and in connection therewith, proxies with respect to such shares are also acquired. The disclosure also continues to emphasize, however, that neither the Company nor any of its officers, directors of affiliates have any present intention, or any undertakings, arrangements or agreements, to effect any such stock purchases.

2.	We note your response to prior comments 2 and 3. Please revise to disclose whether you, officers, directors, or affiliates who purchase shares after the record date will be able to vote those shares in connection with the proposed merger. We note disclosure in the Notice of Special Meeting indicating that only stockholders who hold their shares on the record date will be entitled to vote at the Special Meeting.

Please be advised that, consistent with the disclosure added to the Proxy Statement in response to the Staff’s immediately preceding comment, if the Company or such persons were to acquire such shares, they would be afforded the opportunity to vote such newly acquired shares if (and only if) they had also separately acquired a proxy with respect to the such newly acquired shares, in which event they could vote such shares. Accordingly, the language in the first paragraph following the enumerated paragraph (5) in the Notice of Special Meeting has been revised to cross-reference the revised disclosure on page 19 of the Proxy Statement.
Summary of the Material Terms of the Acquisition, page 9
3.	We note the additional disclosure on page 9 that there is also “imputed interest” on amounts advanced by GBE to Property Acquisition. Here and/or in the appropriate section, please revise to clarify how the imputed interest relates to the disclosure of the sale to you as being “cost neutral.” Clarify if such cost includes the “imputed interest” and disclose the percentage and amount of such interest.

Please be advised the disclosure on page 9 has been revised to include the percentage and amount of interest and to describe how the imputed interest maintains a “cost neutral” transaction by allowing GBE to recover its cost of funds on amounts advanced to Property Acquisition.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

4.	We note the revisions on pages 9 and 10. We note the disclosure in the last full paragraph on page 9 that Property Acquisition funded approximately $43.6 of reserves. At the top of page 10, you disclose that $43.6 million of the $120.5 million in loans were used to fund various items including “reserves which are held by Wachovia.” Please revise to clarify if the two reserves referenced on pages 9 and 10 are the same and if so, please revise to reconcile the disclosure.

Please be advised the disclosure on page 10 has been revised to clarify that the $43.6 million reserves referenced in each paragraph are in fact the same reserves (the “Wachovia Reserves”).

5.	Under the caption “GBE’s Investment in Property Acquisition,” we note that the aggregate equity investment is about $44.6 million. It is not clear from the paragraph following the noted disclosure how you determined the aggregate equity investment was $44.6 million. Please revise to reconcile your disclosure here with that on page 80 to clarify.

Please be advised that in order to clarify the disclosure on page 10 of the Proxy Statement, two cross references have been added. Specifically, one cross reference is to the section entitled “Purchase Price of Property Acquisition” on page 80 of the Proxy Statement, and the other cross reference is to footnote (B) of the “Notes to Unaudited Pro Forma Condensed Combined Balance Sheet” on page 92 of the Proxy Statement.

6.	We note the revised disclosure on page 10 under the caption “Purchase Price of Property Acquisition.” We also note the revised disclosure that if the business combination took place on September 15, 2007, the aggregate amount of consideration paid by GERA would be about $165.1 million, which includes cash and debt assumed. It is not clear how you could include the full amount of cash as part of the consideration since it appears you would become the beneficiary of the reserves as part of the business combination. Please explain how the cash portion being paid which results in the acquisition of the reserves is part of the consideration.

Please be advised that disclosure has been added to page 10 of the Proxy Statement under the caption “Purchase Price of the Acquisition” to further clarify how the full amount of the cash is to be considered part of the consideration. The Company respectfully submits that the section of the Proxy Statement immediately preceding this section, “GBE’s Investment in Property Acquisition” accurately sets forth that the amount of consideration GERA would pay if the business combination were consummated on September 30, 2007 would be approximately $165.2 million consisting of the assumption

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

of the Wachovia Mortgage Loans totaling $120.5 million and cash consideration of approximately $44.7 million. In return for such consideration, GERA would receive all of the assets and liabilities of Property Acquisition, LLC which include the Wachovia Reserves of approximately $43.6 million which will be acquired by the Company by virtue of its assumption of the Wachovia Mortgage Loans. The Wachovia Reserves were established by Wachovia withholding amounts from the Wachovia Mortgage Loans and setting such amounts aside in accounts that Wachovia controls.

The purpose of the Wachovia Reserves is to fund (a) improvements to the Properties in connection with the repositioning Properties, (b) tenant improvements and leasing commissions related to future leasing activity and (c) debt service. Property Acquisition does not have direct access to the amounts held in the Wachovia Reserves. Property Acquisition accesses the amounts held in the reserves by making draw requests to fund or reimburse Property Acquisition for construction or leasing costs and interest charges that have been incurred.

Because Property Acquisition does not control or have direct access to the Wachovia Reserves, in determining the consideration that GERA will pay in connection with the business combination, it would be inappropriate to net the amount of the Wachovia Reserves against the cash consideration to be paid by GERA.
Summary of the Proxy Statement, page 16
7.	We note the revised disclosure in the first full bullet point on page 24 in response to comment 7 that GEMS is entitled to a management fee of 3% and reimbursement of the salaries of GEMS’ employees that are dedicated to each of the properties. Please revise to clarify whether GEMS has similar arrangements with respect to non-affiliated properties it manages. Also, since you will be required to pay the salaries of the individuals managing the properties, please revise to identify the services you will receive for the 3% management fee other than those provided by the persons to whom you will be paying a salary.

Please be advised that disclosure on pages 25 through 26 and page 138 of the Proxy Statement has been revised in order to clarify GEMS arrangements with respect to non-affiliated properties it manages and also to identify the services the Company will receive for the 3% management fee.
Risk Factors, page 34
8.	We note your responses to comments 8 and 9 in connection with risks regarding conflicts of your directors and conflicts inherent in the agreements. We note that in addressing conflicts related to your directors you have included a discussion only of their conflict in allocating their time between you and GBE. We further note that

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

you have included a risk factor on page 44 addressing risks that may arise as a result of the agreements between you and GBE. Please revise the risk factor and heading on page 44 to address the risk that the agreements were not negotiated at arms length and that they may therefore not reflect the terms that may have been negotiated between third parties. Further, please separate the risks referenced in the risk factor on page 44 regarding the conflict directors may face is a result of proposed business combinations and business opportunities. In this connection, please explain the nature of the “certain” business opportunities that you reference may create a conflict if they are not presented to you and clarify the discussion of this conflict.

Please be advised that the prior risk factor addressing the conflicts of interests of the Company’s directors has now been separated into two (2) separate risk factors and revised as per the Staff’s comment. The two (2) separate risk factors are now located on page 45 of the Proxy Statement. Additionally, please note that, as addressed in the second of these two (2) risk factors, GBE, as the Company’s broker on a non-exclusive basis, will come across numerous commercial real estate properties which may be appropriate for presentation to the Company and other of its clients; however, the Company does not have preferential rights to be presented with any such properties.
Background of the Acquisition, page 51
9.	We note from the disclosure on page 52 that you became aware of the Rosemont property in October 2006 even though GEMS managed the property. Please revise to clarify when the relationship with GEMS began. Please clarify the term of the previous management agreement and describe any material changes to the agreement from that which had been in place prior to the warehousing of the Rosemont property.

Please be supplementally advised that GERA did not consider the management agreement in effect with the prior owner of the Rosemont Property in determining the terms of the management agreement in effect between GEMS and GERA 6400 Shafer LLC. The terms of the management agreement in effect between GEMS and GERA 6400 Shafer LLC reflect the terms of the Property Management Agreement entered into by the Company and GEMS prior to the IPO and disclosed to the Company’s investors in the IPO prospectus. The information sought by the Staff in comment no. 9 is subject to a confidentiality obligation between GEMS (as the property manager) and the prior owner of the Rosemont Property. Consequently, being submitted to the Staff supplemently and under separate letter requesting confidential treatment is the property management agreement with respect to the Rosemont Property.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

In addition, also being submitted to the Staff supplemently herewith are the relevant pages from the 2007 Experience Exchange Report issued by the Building Owners and Managers Association (“BOMA”), an industry trade association. This report, which serves as a benchmark for income and expense data for the commercial real estate industry, sets forth, among other things, current property management rates in numerous local markets throughout the country. Also included with the relevant pages of the BOMA report is a calculation of the management fees for commercial properties in the three (3) markets where the Properties are situated which applies the metrics in the BOMA report, and in all three (3) instances, the fees charged by GEMS are less than the fees that would be charged in the relevant markets applying the metrics in the BOMA report.

10.	We note from the disclosure on pages 52 and 53 that you became aware of the Danbury property in July 2006 even though GBE was the leasing agent since April 2002. Please clarify the term of the previous management agreement and describe any material changes to the agreement from that which had been in place prior to the warehousing of the Danbury property.

Please be supplementally advised that GERA did not consider the management agreement in effect with the prior owner of the Danbury Proptery in determining the terms of the management agreement in effect between GEMS and GERA Danbury LLC. The terms of the management agreement in effect between GEMS and GERA Danbury LLC reflect the terms of the Property Management Agreement entered into by the Company and GEMS prior to the IPO and disclosed to the Company’s investors in the IPO prospectus. The information sought by the Staff in comment no. 10 is subject to a confidentiality obligation between GEMS (as the property manager) and the prior owner of the Danbury Property. Consequently, being submitted to the Staff supplementally, and under a separate letter requesting confidential treatment, is the management agreement with respect to the Danbury Property.

The Staff’s attention is also directed to the BOMA report and market analysis provided supplementally to the Staff pursuant to the immediately preceding comment.
Recommendation of Our Board of Directors, page 63
11.	We note your response to comment 14 that the aggregate contract purchase price for the properties was $122.2 million. Considering there was a closing adjustment in the purchase price, it appears that the purchase price is actually the contract purchase price minus the credit received. Please revise to clarify or advise.

Please be supplementally advised that we respectfully submit that the Proxy Statement

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

appropriately states that the contract purchase price paid by GBE for the Properties was $122.2 million. The closing adjustments to the purchase price represented items (such as, completion of tenant improvements, real estate taxes for periods prior to the date of purchase and other prorations customary in commercial real estate transactions) in which the purchasing SPE received a credit at the time of purchase (which reduced that amount paid at the time of purchase), but the SPE assumed an offsetting liability from the seller. As a result, the closing adjustments did not in any way reflect a diminishment in the values the Properties.
Opinion of Peter J. Solomon Company L.P., page 64
12.	We note the disclosure of projections provided by “appraisals.” Please identify the appraiser in this document or advise.

Please be supplementally advised that Wachovia, as part of its overall underwriting of the credit facility, obtained appraisals in each city within which the Properties are situated. These appraisals were but one component of Wachovia’s overall financial analysis in its determination to provide the credit facility with respect to the Properties. In addition, the independent directors engaged Peter J. Soloman Company L.P. to render a fairness opinion in connection with the proposed businesses combination, which in part took note of the Wachovia financing. Accordingly, we respectfully submit that the identity of the independent appraiser employed by Wachovia in connection with their underwriting analysis would not be materially relevant information to the stockholders of the Company in connection with their determination as to how to vote their shares with respect to the proposed business combination.
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (B), page 92
13.	Reference is made to your response to comment 19. We note the reserves were established for the cost of certain capital expenditures, maintenance and repairs, leasing commissions, tenant improvements and rent concessions which are actions that are not directly attributable to the transaction and appear to be actions that will be taken by management subsequent to the business combination. Please expand your disclosure to clarify why this adjustment is appropriate under Article 11 of Regulation S-X.

Please be supplementally advised that we have modified our disclosure on page 92 of the Proxy Statement to clarify that the reserves were established at the time of the Wachovia financing.

14.	We have read and considered your response to comment 20 and continue to remain unclear of how the total aggregate purchase price of $164,461,000 is being allocated

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
November 9, 2007

among the assets to be acquired and liabilities to be assumed. Please revise this tabular presentation as appropriate to reconcile the aggregate purchase price to the net assets acquired.

Please be supplementally advised that in accordance with our discussion with Ms. Yolanda Crittendon this disclosure is has not been further revised.
Notes to the Statements of Revenue and Certain-Expenses, page F-32
15.	We note that the heading makes reference to the Notes to Statements of Revenue and Certain Expenses for the three months ended March 31, 2007 and 2006. Please revise such heading to reference the period for six months ended June 30, 2007 and 2006.

Please be advised that the disclosure on page F-42 of the Proxy Statement has been revised to correct the typographical error, and it now correctly states the reference period for nine months ended September 30, 2007 and 2006.
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.
Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis
CAB/ma
cc: Mark E. Rose